

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2022

Michael F. Carotenuto
Chief Financial Officer
Cambridge Bancorp
1336 Massachusetts Avenue
Cambridge, MA 02138

  Re: Cambridge Bancorp
    Registration Statement on Form S-4
    Filed June 27, 2022
    File No. 333-265854

Dear Mr. Carotenuto:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact John Dana Brown at 202-551-3859 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance